08054530

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16
under the Securities Exchange Act of 1934

For the month of June 2008

000-29880
(Commission File Number)

Virginia Mines Inc.

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.
(Registrant)

Date: June 25, 08

By: *Amélie Laliberté*
Name:Amélie Laliberté
Title: Manager Investor Relations

Exhibits

Technical Report on 2007-2008 Drilling Program, Corvet Est Project, Québec, James Bay region, Canada. Prepared by; Jean-François Ouellette

- 8 paper copies.

VIRGINIA

Mines Virginia inc.
116, rue St-Pierre
Bureau 200
Québec, QC G1K 4A7

Tél.: 418.694.9832

ITEM 1 TITLE PAGE

Form 43-101F1
Technical Report

000-29880
(Commission File Number)

Technical Report on 2007-2008 Drilling Program, Corvet Est Project, Québec

VIRGINIA MINES INC.
May 2008

Prepared by:

J-F Ouellette, P.Geo.
Geonordic Technical Services Inc.

ITEM 2 TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

LIST OF APPENDICES

MAPS (POCKET)

Drillholes cross-sections

Section E2575
Section E2600
Section E2650
Section E2725
Section E2750
Section E2850

ITEM 3 SUMMARY

During 2007-2008, Virginia and Goldcorp conducted a 8442 m drilling program on their Corvet Est property, James Bay area in Quebec. The property covers nearly 90km of a volcano-sedimentary belt located at the contact between the La Grande and the Opinaca Sub-provinces.

The property enclosed two kilometric auriferous structures. 1- The Marco zone is known over a 2,0 km length with a true width of 1.8 to 40 m. The mineralization is composed of disseminated arsenopyrite, pyrite and pyrrhotite associated with an alterated and highly deformed intermediate to felsic vocanics. 2- The Contact zone is at the faulted contact between the volcano-sedimentary belt and the migmatized paragneiss of the Laguiche Group. The mineralization is located mostly in mylonitized basalt and also in the highly deformed paragneiss. Gold values are spread over a 5km strike along this structure and the width varies from <1m to 4.7m. This zone was not drilled in the present program.

19 diamond drill holes for 7896 m were implanted on the Marco zone in 2007-2008, mostly in its western extension and at depth. All the drill holes cut the altered Marco horizon with at least anomalous gold (more than 1 g/t) intersections. So far the auriferous zone has been tested to a vertical depth of 550 m in it's eastern extension and at 500 m in it's central sector. Otherwise, drilling was made only at shallow depth.

In 2008, significant mineralization was found in the deepest hole of the program (CE-08-74) on line 26+50E (1,07 g/t Au over 27,0 m incl 3,91/2,0) in the eastern sector. 650 m west of this intersection, at similar depth, hole CE-08-72 hits 9,37 g/t Au over 2,0 m. No drilling was made between these intersections and 150 m below surface. 200 m further west of hole 72, hole CE-07-62 cuts 3,78 g/t over 7,1 m.

Even if the Marco gold system up to now sub-economic, the size of the zone is impressive (2 km long by 550 m deep). This fact and the occurence of some thick good grade intersections (10,1 g/t Au over 5,2 m) indicate the presence of robust, extensive deformation/alteration gold system.

In 2007, one drill hole was made at Eade-5 area 44 km west of Marco zone. The hole was drilled under the main surface showing (3,08 g/t Au over 1,0 m) on a coincident Induced Polarization anomaly. Most of the hole is made up wacke and gneissic basalt. The hole returned 0,69 g/t Au over 1,0 m in a sheared and chloritic diorite dyke with veinlets of sphalerite and galena.

In 2007, one hole was drilled as a follow up of a 113 gold grains in a till sample at Eade-Till area, 30 km west of Marco zone. This hole targeted an Induced Polarisation anomaly up-ice from anomalous till samples. Only slight anomalous gold was found in an arkose. Source of the gold in the anomalous till is not found yet.

The Marco Zone still has some good potential for an economic gold deposit on the Corvet Est property. Additionnal drilling must be made at depth between sections L20E and L26E, where we got our best thickness and results so far. Lateral extensions of the zone should search with prospection, till sampling and trenching.

The source on gold grains in till at Eade-Till should be look for by more till sampling and prospection.

At Eade-5 some anomalous gold was found in outcrops and by drilling. The area deserves work with trenches, prospection and till sampling.

The major lithological contact between the Laguiche sediment and the La Grande greenstone belt is covered by Corvet Est property over nearly 90 km. So far, only limited exploration was done outside Marco area with some success. This segment deserves more work to find new gold occurences. Prospection, mapping and till sampling should be completed in next field season.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

Virginia Mines has been involved in the mineral exploration on the Corvet Est property since 1997. The exploration efforts have been focused on an 85km stretch of a thin volcano-sedimentary belt and the faulted southern contact of the belt with the sediments of the Laguiche Group. Numerous gold showings have been discovered so far and Cu-Ag-Mo-(Au) occurrences were also encountered.

The main objectives of the 2007-2008 exploration work was to: 1) extend and outline the Marco mineralized zone, as a follow-up of the 2006 drilling campaign. (Perry, 2007), 2) follow up surface gold occurences in the Eade Area located in the western part of the Corvet Est property.

This report provides the status of current technical geological information relevant to Virginia Mines's exploration program on the Corvet Est property in Québec and has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

ITEM 5 DISCLAIMER

The author J. F. Ouellette, professional geologist with a B.Sc. in Geology and Geonordic Technical Services inc. senior geologist and president, has been involved on the project since its inception in 1997.

ITEM 6 PROPERTIES DESCRIPTION AND LOCATION

The Corvet Est property is located on the James Bay territory (Fig. 1), 380 km north of Chibougamau, 240 km east from Radisson and 50 km southwest of the LG-4 hydroelectric complex (see NTS sheets no. 33G/07, 33G/08, 33H/04 and 33H/05). The Corvet Est campsite is located at latitude 53°19' North and longitude 73°57' West.

Corvet Est consists of 723 contiguous claims stretching on 37,092 hectares as delineated on the map (fig.2). The claims is now a 50/50 joint venture between Virginia Gold Inc. And Goldcorp; they are listed in Appendix 1.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Corvet Est is accessible by floatplane or helicopter from LG-4 located 50 km NE. Access to LG-4 is made by taking the James Bay Road, via Matagami or Chibougamau; and by the Transtaiga Road. This gravel road is open year-round, and leads to the Caniapiscau reservoir. There are two floatplane bases on Transtaiga Road: Cargair at Km 285, and Mirage Outfitter at Km 358. The Corvet Est campsite is situated 48 km south of Cargair and 87 km southwest of Mirage. It is also possible to charter a plane to LG-4 airport (at Km 300, Transtaiga Rd).

The property has a moderate topography with elevations varying from 300 to 450m. Around the campsite there is an exceptionally large number of outcrops, and overburden that is thinner than on the rest of the property, where glacial overburden dominates. The irregular, low-density forest cover is composed of black spruce and jack pine. Forest fires have damaged nearly 50% of the acreage in the central part of the area, but untouched the eastern and western ends of the property. From November to May the ground is usually covered with snow, and lakes are frozen.

ITEM 8 HISTORY

8.1. Property ownership

The Corvet Est was originally 100% owned by Virginia Mines Inc. Under the terms of an agreement, Goldcorp Inc. got an exclusive right to exercise an option to earn a 50% interest in the property in return for CA$4 million in exploration expenditures and CA$ 90,000 in cash payments. Goldcorp fullfill this equirement during the 2008 drilling campaign so the property is now a 50/50 joint venture betweeen Virginia and Goldcorp. Virginia is the operator of the project.

8.2. Previous work

The first activities carried out in the sector consisted of geological reconnaissance by Geological Survey of Canada, scale 1:1 000 000 (Eade, 1966). Subsequently, the Ministère des Richesses naturelles (Sharma, 1977a, b, 1978; Hocq, 1985) and the Geological Survey of Canada (Ciesielski, 1984) completed geological mapping campaigns, scale 1:100 000.

In the seventies, the main work in James Bay area consisted of uranium prospecting carried out by *Groupe minier SES* and the *Société de Développement de la Baie James* (Crevier, 1979; Otis, 1975; Larose, 1978, Gleeson, 1975). In the area of Lac Eade property, those works included lake-bottom geochemical sampling and follow up of anomalies generated thereby.

When doing regionnal reconnaissance for Virginia in 1997, Michel Gauthier and the author found a zinc occurence hosted by felsic blocky tuff in Corvet Est area. This discovery led to property acquisition, airborne Mag-EM survey and ground follow up. Due to negative results the property was let to lapse. The discovery of gold showings by the same prospectors-geologists in the summer of 2002 has led to the restaking of a first 13-claim block on Corvet Est property.

Follow-up activities in 2003 (Oswald, 2004) delineated the auriferous Contact Zone on a continuous stretch of 1.2 km and also led to the discovery of the Marco Zone. As a result 75 claims were added to the property. A 69 linear km grid was cut and covered by magnetometric and I.P. surveys (Simoneau and Tsimbalanga, 2004).

From March to April 2004, a 21-hole diamond drilling campaign totalling 2,498.7 m was carried out on the Contact and Marco zones (Oswald, 2004).

Four outcrop and eight core samples were submitted for petrography (Tremblay, 2004a, b).
In the summer and fall of 2004, an extensive exploration program has been implemented on the Corvet Est property (Perry, 2005). The work consisted of basic prospecting, geological mapping, hand and mechanical trenching, channel sampling, line-cutting, geophysical surveying (magnetometric and induced polarization), and drilling (16 holes for 3,186 m).

In 2004, Virginia acquired the Lac Eade Area (now included in the Corvet Est property) property by taking 383 claims covering the volcano-sedimentary unit on both sides of the Corvet Est property. The same year Virginia has conducted a geological reconnaissance and prospecting survey on Lac Eade (Chénard, 2005).

In May 2005, Virginia hired GPR inc. to fly a 2492 linear km high-resolution heliborne MAG survey over Corvet Est property and to the west on a part of Lac Eade (Mouge and al., 2005).

In 2005, Virginia performed a prospecting and drilling campaign on Corvet Est. Eight drill holes were added for a total of 1485 meters. Additional mapping and prospection were made around the gold showings and in the under explored outcropping area in order to complete the geological cover. A limited till survey (24 samples) was carried out west of Corvette Lake.

In 2006, Virginia conducted combined grass-root exploration, drilling and till survey on its Corvet Est property. Manual and mechanical trenches were dug on the Eade 1, Eade 5 and Eade 6 gold showings and on the western extension of a shallow-depth gold intersection from hole CE-05-43. Nine drill holes (2971 meters) were added in 2006. Seven drill holes targeted the Marco Zone and the two remaining holes have tested the Contact and Echo zones. 204 tills samples were taken down-ice of the contact between de volcanosedimentary belt and the Laguiche metasediments all over the property.

Table 1. Summary of the main activities carried out in the sector under study.

Company	**Year**	**Author**	**Work carried out**
CGC	1966	Eade	Geological reconnaissance (1:1 000 000)
SDBJ	1975	Otis	Lake geochemistry
SDBJ	1975	Gleeson	Lake geochemistry
MRN	1977	Sharma	Geological mapping (1: 100 000)
SDBJ	1978	Larose	Lake geochemistry
SDBJ	1979	Crevier	Geological surveys and lake geochemistry
CGC	1984	Ciesielski	Geological mapping (1: 100 000)
MRN	1985	Hocq	Geological mapping (1:100 000)
MRN	1997	Gauthier et al.	Geological compilation, reconnaissance
SIAL	1998	St-Hilaire	Heliborne Mag-Em
Virginia	2003	Oswald	Prospecting and drilling
Geosig	2004	Simoneau et al.	Geophysical surveys

Company	Year	Author	Work carried out
IOS	2004	Tremblay	Petrography
Geosig	2004	Tsimbalanga	Geophysical surveys
Virginia	2004	Chénard	Geological reconnaissance
Virginia	2004	Perry	Prospecting, trenching and drilling
GPR	2005	Mouge	Heliborne Mag survey
Virginia	2005	Perry	Prospecting and drilling
Virginia	2006	Perry	Mapping, prospecting, trenching and drilling

ITEM 9 GEOLOGICAL SETTING

The rocks of the region are of Archean Age and part of the Superior Province (Eade, 1966; Sharma, 1977). The property follows the contact between the La Grande and the Opinaca Sub-provinces. A large portion of the property is occupied by a volcano-sedimentary sequence interpreted as a branch of the Guyer Lake greenstone belt. It is composed of meta-basalts inter-layered with felsic volcanic rocks and thin meta-sedimentary bands. This unit is in faulted contact to the south with the meta-sediments of the Laguiche Group. North of the volcano-sedimentary sequence is the tonalitic basement.

According to Gauthier et al. (1997), the contact between the Opinaca and La Grande Sub-provinces lies between the Laguiche sediments and the tonalitic basement or sometimes the Guyer Lake greenstone belt. Age determination revealed that the rocks are dated at 2811Ma for the tonalitic basement, 2749Ma for the Guyer Belt and <2698Ma for the Laguiche Group (Ciesielski, 1984).

The orientation of the units varied from east-west west of Corvette Lake, to WNW at the center of the Corvet Est property and finally bended north-south at its eastern end. The units dip steeply towards the north or the east depending of the orientation. The metamorphic grade is amphibolite.

9.1. Tonalitic basement

The tonalitic basement is located in the northern part of the sector under investigation.

Tonalite I1D – In general the basement consists of tonalite, though its composition may vary slightly (granite, granodiorite, tonalite, monzonite and quartz monzonite). It is fine-grained, and its patina grey-white, sometimes pinkish. Where freshly broken the rock turns from salt and pepper to white-pink. The tonalitic phase shows a biotite content of 5 to 15% in a feldspar-quartz matrix. The granitic phases contain quartz (20 to 25%), feldspar (70 to 75%), and potassic feldspar (2 to 5%). Microcline (often in positive relief) and magnetite sometimes occur. In general this unit is foliated. Usually it is in contact with the Laguiche sediments (south), and, though to a lesser extent, with the volcano-sedimentary belt.

9.2. Volcano-sedimentary belt

The volcanic belt is generally mafic in composition and is amphibolitized. We observed a series of intrusions, and their compositions vary from felsic to ultramafic. Sediments often containing narrow iron formations were noted. Dacite and intermediate tuff are important parts of the volcanic assemblage in the area around the Marco Zone. The thickness of the volcano-sedimentary belt vary from 1 to 5km.

Basalt flows V3B - It is the dominant unit of the volcanic package. Color varies from dark grayish to blackish. It has a very fine granular size. The rock is chiefly composed of blackish amphiboles and to a lesser extent feldspar. Foliation is generally well developed. Primary textures like pillowed basalts and flow breccias are rarely preserved. Traces of fine disseminated pyrite are commonly found in that unit.

Wacke S3 - These sediments occur in the form of quartz-feldspar-biotite gneiss. They are similar to the Laguiche sediments, but are finer grained and contain little, if any, pegmatitic phases. The rock has a grayish beige patina that often has a rust aspect due to the presence of micas. The sediments are usually fine-grained and equigranular, and at times have a granoblastic texture. We noted a 5 to 30% biotite content in the feldspar-quartz matrix, and sometimes the presence of garnet. Its well-developed foliation is emphasized by the alignment of biotites. Mineralization rarely occurs and if any, it is limited to traces of fine disseminated pyrite.

Andesitic flows V2J - These units are chiefly located at the center the property. The patina varies from grey to whitish grey, and greenish grey to light grey where freshly broken. These units are fine-grained with about 70% plagioclase and 30% amphibole. Biotite, muscovite and garnet occur in many areas (from traces to 5%).

Intermediate flows and tuff V2/V2e,c,l – This unit is an important component of the belt in the area around the Marco Zone. The intermediate volcanic rocks are composed of feldspar and mafic minerals (up to 25%). The color is medium gray in patina and on fracture as well. In general they have a porphyric texture with 1-3 mm feldspar (up to 5%). Homogeneity is what differentiates them from ash and crystal tuffs; these show banding due to variations in composition. The lapilli and blocky tuffs have a polymict composition with micro-granular and intermediate felsic fragments containing feldspar phenocrysts.

Dacitic flows V1D - These flows are located mostly in the area around the Marco Zone. They have a grayish beige patina that turns medium grey where freshly broken. These rocks show a subconcoidal fracture and are very fine grained to aphanitic. It is composed of feldspar and 10-20% mafic minerals (biotite, amphibole) embedded in a micro-granular felsic matrix. Traces of garnet are also noted. They are foliated with a laminated aspect.

Rhyolitic flows V1B - The Rhyolite is associated with the dacitic unit principally in the Echo Zone. It is clear grey on the altered surface and light grey where freshly broken. It has a very thin alteration crust and a conchoidal (shell-like) fracture. It contain 20% quartz, 15% feldspar, less than 5% mafic mineral and 1% muscovite in a silicious matrix.

Iron formations S9B - Iron formations belong to the silicate facies and oxide facies and are heavily corrugated. In general they contain sulfides, from traces to 2%, but with local concentration up to 30%. The thickness varies from 1 to 40 meters. They are usually tightly folded.

Felsic dyke I1 - Several small felsic dykes were noted during the mapping survey. In general they are thin (less than 1 m thick), whitish and fine-grained. They contain occasionally traces of pyrite and arsenopyrite. Only those injected at the contact between the belt and de Laguiche Group returned occasionally some gold grades.

Pegmatite I1G - Pegmatite occurrences in the volcano-sedimentary bands usually take the form of dykes of decimetric to metric sizes. In general they are whitish, medium-grained, with well-developed feldspar crystals (65%), quartz crystals (25-30%), muscovite, tourmaline, and accessory garnet, biotite and apatite. This unit is rarely affected by the deformation.

Gabbro I3A - The gabbro form concordant layers that seem co-genetic with the basalt. They are medium-grained and composed evenly of amphibole and plagioclase. The patina is dark gray that turn black when freshly broken. They are not magnetic, except for the gabbroic body located between the tonalitic intrusions near the center of the Corvet Est property.

Diabase (I3B) - Diabase are oddly observed. They are late stage non-distorted dyke that crosscut the others units. The rock is very fine-grained and weakly magnetic. Its patina is orangey beige and bluish grey where freshly broken. They show an aphanitic chill margin at the contacts. Traces of pyrite are noted.

Ultramafic flows (V4) and intrusions (I4) - Ultramafic rocks are spotted in several places along the belt but are rarely followed for more than 100m. The largest intrusion was found in the eastern part of the property, 30 km southeast of Corvette Lake. It shows a compositional zonation over a distance of some 20 meters: at the contact the composition consists of a gabbro that has an ophitic to subophitic texture; the next composition is a non-magnetic, tremolite-rich ultramafic rock, greenish in color; the following composition is magnetic ultramafic rock with a chocolate brown patina turning bluish black where freshly broken, with an elephant skin texture. This intrusion measures at least 80 meters thick and is followed over a distance exceeding 250 meters. Farther to the south-east, a zoned intrusion, more or less oriented north south, is followed over 2 km. The composition vary from gabbroic to ultramafic.

Polygenic conglomerate (S4D) - Conglomerates occur in the western part of the property (on the banks of Pontois River and 12 km east from the river). These are polygenic conglomerates that contain round-shaped fragments of tonalite, granite and, locally, amphibolite and leucogabbro.

9.3. Laguiche group

The main unit that forms the Laguiche Group consists of feldspar-quartz-biotite paragneiss. It is often intersected by pegmatites.

Feldspar-quartz-biotite paragneiss M4(M22) - This unit is found in the eastern area of the property, south and west of the volcano-sedimentary bands, where it occurs more frequently than the other units. The rock has a grayish-beige patina and a rusty aspect due to the presence of micas. This unit is usually fine-grained and equigranular, and sometimes has a saccharoidal texture. We noted a 5 to 30% biotite content in the feldspar-quartz matrix, and sometimes the presence of garnet. Its well-developed foliation is emphasized by the alignment of biotites. Mineralization rarely occurs and if any, it is limited to traces of fine disseminated pyrite. The paragneiss contains up to 25% of felsic mobilisates that represent in-situ partial melting (migmatization).

Pegmatite I1G – This area shows omnipresence of pegmatite intrusions. They generally consist of whitish, well-developed, medium sized grains of feldspar (65%) and quartz (25-30%) crystals with muscovite, tourmaline and accessory garnet, biotite and apatite. The unit is not distorted and rarely mineralized.

ITEM 10 DEPOSIT TYPE

Two types of deposits were discovered on the property:

1) Auriferous deposit associated with deformation zones in volcanic rocks or associated sediments; and
2) Porphyry type Mo-Cu-(Au) deposit.

ITEM 11 MINERALIZATION

This section describes most significant mineralized zones discovered on Corvet Est property and those targeted by the present program. Other known gold showing are not dicussed.

11.1. Gold Mineralization – Marco Zone

The Marco Zone is associated with a significantly deformed and altered intermediate to felsic unit. This unit was previously refered as a dacite but some evidences of tuffaceous textures may lead to a change of name of the unit. Nevertheless, the field name dacite is kept for consistence between drilling campaigns. There is a direct link between deformation and mineralization. It consists of fine pyrite, pyrrhotite and disseminated arsenopyrite needles forming irregular layers. Sulfides – their concentration remains below 15% - are parallel to the schistosity planes, and affected by dragfolds. The alteration paragenesis is composed of microcline, amphibole, garnet, tourmaline, and magnetite. However the mineralized horizons are magnetite-free. The southern contact of the zone is mylonitized, and centimetric tourmaline vein often occurs. The southern host rock is composed of slightly deformed basalt or intermediary tuff. The northern host rock is similar, but is silicified and interlayered with amphibole-garnet-diopside (up to 25% garnet) bands. These bands of metric thickness are hydrothermal skarns.

The geophysical signature of the Marco Zone corresponds to a magnetic high. With regard to chargeability, a very weak I.P. anomaly was obtained, but only on line L28+00E (Simoneau et al., 2004).

At surface significant gold grades were obtained from the Marco Zone, between 16+65E and 18+00E, and between 27+00E and 30+30E. All the drill holes confirmed the continuity of the mineralized zone between those two segments, thus extending the total length to 1,365 m (see longitudinal map in pocket). The zone west of 16+65E was not recognized at surface. The magnetic survey revealed that the zone pinches out between lines L15+00E and L16+00E. East of 30+30E, trenching exposed dacite on line 31+75E and 32+30E, but no mineralization was observed. Intense silicification was noted however. The magnetic survey suggests that dacite may stretch as far as L42+00E.

So far the best channel intersections graded **7.82g/t over 3 m** (TR-CE-04-09) and **3.79g/t over 5.2 m** (TR-CE-03-09). The deepest hole intersects the Marco Zone at a vertical depth of 350 m (CE-06-53: 4.78g/t Au over 5.0 m). The best gold interval obtained so far is from hole CE-05-44, on section 18+50E (**10.10g/t Au over 5.2m** from 251.8. to 257.0m). The true thickness of the mineralized zone ranges from 1.8 m to 39.6 m.

11.2. Gold Mineralization – Echo Zone

The Echo zone is located 150 m south of the Marco Zone. It was not drilled in the 2007-2008 program. It is also associated with a "dacite" unit, but with much less hydrothermal alteration. The mineralization, hardly abundant, is pyrite dominant. Three gold values were returned over a distance of 150 m.:

1.23g/t Au over 1 m - CE-04-17, section 27+78E
2.57g/t Au over 1 m - trench TR-CE-04-43, section 28+50E
2.06g/t - from a selected sample taken on section 29+35E

The magnetic high associated with the Echo Zone is 1.2 km long, stretching between line L17+00E and line L29+00E. A 300 m I.P. anomaly (IP-35) overlies the eastern part of the magnetic high. The relative large amount of pyrite in the Echo Zone as opposed to arsenopyrite could explain why the chargeability is stronger here than in the Marco Zone.

11.3. Gold Mineralization – Contact Zone

The Contact Zone is associated with a deformation corridor at the contact between the basalts and the meta-sediments of the Laguiche Group. It was not drilled in the 2007-2008 program. This regional fault runs across the entire property but the mineralized segment is located East of Lac de la Corvette. On the 2004 grid, it follows a general N290 orientation and dips steeply to the northeast, except in the area east of L40+00E where it runs east-west. Gold values were obtained over 5 km length, between lines L2+00E and L52+00E. Gold is chiefly associated with mylonitic basalts situated at or near contact with the Laguiche Group. The mineralized basalt is composed of amphibole, plagioclase, biotite, and to a lesser extent, phlogopite, chlorite or carbonates, with local silicification. The mineralization is composed of sulfides (5 to 15%: arsenopyrite, pyrrhotite and pyrite) disseminated or, to a lesser extent, in stringer form. The highest-grade surface intersections were obtained in 2003 (Oswald, 2004), in the western part of the Contact Zone: **6.74g/t Au over 2 m** (TR-03-01) and **13.05g/t Au over 1.35 m** (TR-03-03). The deepest intersection within the Contact Zone was 100 m vertically, and returned 1.01g/t Au over 5.1 m (CE-04-28). The true thickness of the mineralized zone ranges from 0.8 m to 3.8 m.

QFP dykes occur frequently in the deformation zone. Contrary to dykes found elsewhere on the property, these are sometimes mineralized in arsenopyrite and pyrrhotite (1-5%). The best intersections were 4.46g/t Au over 0.4 m (TR-CE-04-35 – the sample remains open to the south due to overburden), and 1.14g/t Au over 1.4 m (TR-CE-04-33).

When affected by shear zone the meta-sediments of the Laguiche Group host meter thick pyritc horizon forming long IP axes. Pyrite occurs in thin layers along biotite cleavages. The gold grade of the meta-sediments remains low. Most samples graded less than 50ppb Au, and where values ranged between 100 and 350ppb very few neared 1g/t. The highest-grade surface samples from the Laguiche meta-sediments read 0.93g/t Au over 1 m (TR-CE-04-23); 1.14g/t Au over 1 m (TR-CE-04-31); and 1.30g/t Au over 1 m (TR-CE-04-38 – open on both sides).

11.4. Gold Mineralization – Eade 5

This showing is located at some 3.5 km south-south-east of Brune Lake, 44 km west of Marco main gold zone. Initial discovery consisted in three grab samples values of 3.33, 5.18 and 7.41g/t Au taken over a distance of 100m. They are located at the sheared contact between basalt and fine-grained sediment. The gold values have been obtained in both lithologies which contain disseminated pyrrhotite and pyrite, or arsenopyrite. In 2006 field work consisted in five trenches excavated and sampled, resulting in 59 channel-samples, over a distance of 100m. The trenches are locate on the top of a little hill in an area covered by quaternary deposit. They exposed a sheared transitional contact between basalts, on the north side, and wackes. Anomalous gold values are associated with both lithologies but are generally located near the contact. The best result obtained is 3.08g/t Au over 1.0m in a silicified wacke with 2-3% arsenopyrite and traces of pyrite. In 2007, drilling of one hole (CE5-07-67) under the main showing on a coincident Induced Polarization anomaly returned 0,69 g/t Au over 1,0 m in a sheared and chloritic diorite dyke with veinlets of sphalerite and galena. This dyke is associated with a thin ultramafic unit and occurs in the wacke unit few meters from the contact with the basalt sequence.

11.5. Gold Occurence – Eade-Till

In 2007, 208 tills samples were collected all over the property. All the significants values, between 24 and 113 grains, came from an area located about 30 km west of Marco main gold zone, this area have been name Eade-Till. All the anomalous till samples lies in a small area of

200m per 500m without outcrop. The best result is 113 grains with 82 of them pristines meaning a proximal source. In 2007, drilling of one hole (CET-07-66) targeted an Induced Polarisation anomaly up-ice from anomalous till samples. Only slight anomalous gold was found in an arkose. Source of the gold of the anomalous till is not found yet.

ITEM 12 EXPLORATION WORK

This report describes no field work.

ITEM 13 DRILLING

The 2007-2008 drilling campaign totalled 8,482 m. It was done by Forages Orbit-Garant of Val d'Or, Quebec, under the field supervision of Charles Perry, Engineering Geologist and Stephanie Ladouceur, Geologist-in-training. The drilling was done in two phases. The first phase was done from March 17 to June 5 2007. 14 holes were drilled for a total of 4,658 m. One hole has tested the Eade-5 Area, one the Eade-Till Area and the others tested the in-depth and lateral extensions of the Marco zone. Of these holes, one was abandonned due to excessive deviation. The second drilling phase occured from February 11 to April 7 2008. 7 drill holes were done for a total of 3,824 m. All these holes targeted the in-depth and lateral extensions of the Marco zone. General information on these holes is given in table 2 and the significant gold intervals in table 3. Drilling logs are presented in appendix 2. Sections are provided with the maps (in pocket).

Table 2. General information on 2007-2008 Corvet Est drillholes

2007 Drilling

Zone	Drill Hole	Line	Station	Elevation	Azimuth	Dip	Depth
Marco	CE-07-55	L15+00E	10+50N	405	210	-50	201
Marco	CE-07-56	L16+50E	11+53N	410	210	-50	309
Marco	CE-07-57	L24+00E	10+95N	397	210	-50	186
Marco	CE-07-58	L25+00E	10+75N	397	210	-50	185
Marco	CE-07-59	L26+00E	11+25N	393	210	-50	231
Marco	CE-07-60A	L27+50E	12+30N	396	210	-60	114
Marco	CE-07-60B	L27+50E	12+30N	396	210	-65	498
Marco	CE-07-61	L28+50E	11+50N	398	210	-61	417
Marco	CE-07-62	L18+00E	13+00N	412	210	-60	513
Marco	CE-07-63	L19+00E	13+50N	406	210	-67	582
Marco	CE-07-64	L20+50E	13+26N	410	210	-67	552
Marco	CE-07-65	L15+00E	11+65N	410	210	-50	324
Eade-Till	CET-07-66	541553 (utmEst)	5913362 (utmNord)	313	160	-50	288
Eade-5	CE5-07-67	527455 (utmEst)	5913884 (utmNord)	289	165	-50	258
						Total:	**4658 m**

2008 Drilling

Zone	Drill Hole	Line	Station	Elevation	Azimuth	Dip	Depth
Marco	CE-08-68	L13+00E	10+50N	406	210	-50	228
Marco	CE-08-69	L16+50E	12+75N	416	210	-65	543
Marco	CE-08-70	L10+99E	9+94N	386	210	-50	276
Marco	CE-08-71	L18+00E	14+00N	411	210	-65	662

Zone	Drill Hole	Line	Station	Elevation	Azimuth	Dip	Depth
Marco	CE-08-72	L19+50E	14+50N	406	210	-65	699
Marco	CE-08-73	L27+50E	13+65N	402	210	-65	666
Marco	CE-08-74	L26+50E	14+25N	412	210	-67	750
						Total:	3824 m
						TOTAL:	8442 m

Table 3. Significant gold intervals, 2007-2008 drilling campaign, Corvet est property

Drill Hole	From	To	Length	Au (g/t)	Lithology
CE-07-55	133.0	135.0	2.00	0.59	Silicified intermediate volcanics with 20% feldspar-amphibole-garnet alteration veins.
	158.4	159.4	1.00	1.37	Strongly silicified intermediate volcanics with 3% pyrite-pyrrhotite-arsenopyrite.
	163.4	164.4	1.00	1.17	Strongly silicified and sheared intermediate volcanics with 5% pyrite-pyrrhotite-arsenopyrite.
	166.3	168.7	2.40	0.65	Strongly silicified and sheared intermediate volcanics with 5% pyrite-pyrrhotite-arsenopyrite.
CE-07-56	133.0	134.0	1.00	1.30	Basalt weakly silicified.
	150.0	152.0	2.00	1.17	Intermediate tuff, 25% biotite, tr arsenopyrite.
	164.0	165.0	1.00	1.27	Intermediate tuff, 25% biotite.
	232.5	233.5	1.00	2.91	Strongly silicified and sheared intermediate felsic tuff with 5% pyrite-arsenopyrite.
CE-07-57	158.0	161.0	3.00	1.06	Strongly silicified and sheared dacite/QFP with 10% arsenopyrite-pyrite-pyrrhotite.
CE-07-58	127.0	128.0	1.00	0.47	Silicified basalt.
CE-07-59	172.0	175.1	3.10	2.05	Silicified intermediate volcanite with 40% feldspar-amphibole-garnet alteration veins, 1-2% pyrrhotite-pyrite.
CE-07-60A	NSV				Hole abd due to excessive deviation.
CE-07-60B	400.0	401.0	1.00	1.71	Strongly silicified and sheared dacite with 5% arsenopyrite-pyrite-pyrrhotite.
	404.0	405.0	1.00	2.06	Silicified dacite with 40% feldspar-amphibole±garnet alteration veins.
	408.0	412.0	4.00	2.02	Moderatly silicified and sheared dacite with 1-2% pyrite-arsenopyrite.
	413.0	414.0	1.00	1.78	Silicified dacite with 40% feldspar-amphibole±garnet alteration veins.
	426.0	427.0	1.00	1.23	Silicified dacite with 40% feldspar-amphibole±garnet alteration veins.
	429.0	430.0	1.00	1.58	Strongly silicified and sheared dacite with 2% arsenopyrite-pyrite-pyrrhotite.
	437.4	438.5	1.00	1.54	Silicified dacite with 40% feldspar-amphibole±garnet alteration veins.
	439.5	441.6	2.05	2.85	Silicified dacite with 2% pyrite-pyrrhotite.
	462.0	463.0	1.00	1.58	Intermediate cristals tuff loc. 1% pyrite.
CE-07-61	310.0	312.0	2.00	2.83	Dacite with 30% feldspar-amphibole±garnet alteration veins strongly silicified and shered with 2-5% pyrite-arsenopyrite-pyrrhotite.
	319.0	321.0	2.00	3.74	Dacite with 30% feldspar-amphibole±garnet alteration veins.
	322.0	323.0	1.00	1.41	Dacite with 30% feldspar-amphibole±garnet alteration veins.
	333.0	334.0	1.00	1.13	Dacite with 30% feldspar-amphibole±garnet alteration veins strongly silicified and sheared with 5% pyrite-arsenopyrite.
	350.0	351.0	1.00	4.77	Dacite with 30% feldspar-amphibole±garnet alteration veins moderatly silicified with 2-5% pyrite-arsenopyrite.
CE-07-62	390.0	393.0	3.00	0.71	Intermediate tuff.
	401.9	402.9	1.00	2.06	Intermediate volcanics with 20% feldspar-amphibole-garnet alteration veins moderatly silicified and sheared with 1-3% pyrite-arsenopyrite-pyrrhotite.
	415.0	416.0	1.00	4.35	Silicified intermediate volcanics with 20% feldspar-amphibole-garnet alteration veins.
	433.9	434.9	1.00	1.27	Intermediate volcanics with 20% feldspar-amphibole-garnet alteration veins moderatly silicified and sheared with 2-3% pyrite-arsenopyrite-pyrrhotite.
	471.5	478.6	7.10	3.78	Intermediate volcanics with 20% feldspar-amphibole-garnet alteration veins strongly siliciifed and sheared with 1-10% pyrite-arsenopyrite-pyrrhotite.
CE-07-63	440.0	441.0	1.00	3.09	Intermediate volcanics with 20% feldspar-amphibole-garnet alteration veins strongly silicified and sheared with 3% pyrite-arsenopyrite.
	461.0	467.0	6.00	3.43	Intermediate volcanics with 20% feldspar-amphibole-garnet alteration veins moderatly silicified and sheared with 2-10% pyrite-arsenopyrite-pyrrhotite, one gold speck.
	469.0	471.0	2.00	1.96	Intermediate volcanics with 20% feldspar-amphibole-garnet alteration veins strongly silicified and sheared with 2-10% arsenopyrite-pyrite-pyrrhotite.

	476.0	481.0	5.00	1.04	Silicified intermediate volcanics with 20% feldspar-amphibole-garnet alteration veins.
	534.0	541.0	7.00	2.82	Intermediate volcanics with 20% feldspar-amphibole-garnet alteration veins strongly silicified and sheared with 1-10% pyrrhotite-arsenopyrite-pyrite.
	543.0	544.0	1.00	1.03	Intermediate tuff, loc. 1% pyrite.
CE-07-64	490.0	493.0	3.00	3.48	Intermediate volcanics with 30% feldspar-amphibole-garnet alteration veins strongly silicified and sheared with 2-10% arsenopyrite-pyrrhotite-pyrite.
CE-07-65	284.0	286.0	2.00	3.19	Silicified intermediate volcanics with 15% feldspar-amphibole±garnet alteration veins, 1-2% arsenopyrite-pyrrhotite-pyrite.
	289.0	290.0	1.00	2.16	Silicified intermediate volcanics with 15% feldspar-amphibole±garnet alteration veins.
CET-07-66	223.0	224.0	1.00	0.34	Arkose with 1-3% pyrite, 25m. At around 50 ppb Au.
CE5-07-67	146.0	147.0	1.00	0.69	Mylonitized wacke 1% pyrrhotite.
CE-08-68	58.0	60.0	2.00	3.81	Intermediate tuff, 3-5% pyrrhotite-pyrite.
CE-08-69	464.0	467.0	3.00	2.12	Intermediate lapillis tuff with 20% feldspar-amphibole-garnet alteration veins strongly silicified zone with 1-5% arsenopyrite-pyrite-pyrrhotite.
CE-08-70	163.0	164.0	1.00	1.17	Foliated andesite, 2% pyrrhotite-pyrite-chalcopyrite.
	184.0	185.0	1.00	0.65	Felsic volcanic, strong fracturation.
	247.0	248.0	1.00	1.27	Andesite sheared with calcite alteration.
CE-08-71	515.0	517.0	2.00	2.80	Intermediate cinders tuff.
	543.7	545.7	2.00	4.63	Felsic to intermediate volcanics with 30% feldspar-amphibole-garnet alteration veins sheared and silicified zone with 1-5% pyrite-arsenopyrite.
	580.0	584.0	4.00	1.97	Felsic to intermediate volcanics with 30% feldspar-amphibole-garnet alteration veins sheared and silicified zone with 1-15% pyrite-arsenopyrite, QFP.
	643.0	646.0	3.00	3.54	Felsic to intermediate volcanics with 30% feldspar-amphibole-garnet alteration veins sheared and silicified zone with traces-3% arsenopyrite-pyrite.
CE-08-72	456.0	457.0	1.00	1.68	Intermediate cinders tuff.
	591.0	592.0	1.00	1.65	Felsic to intermediate volcanics with 30% feldspar-amphibole-garnet alteration veins sheared zone with 3-10% arsenopyrite-pyrite-pyrrhotite.
	595.0	601.0	6.00	0.88	Felsic to intermediate volcanics with 30% feldspar-amphibole-garnet alteration veins, 2-3% pyrrhotite-arsenopyrite-pyrite.
	608.0	613.0	5.00	1.67	Felsic to intermediate volcanics with 30% feldspar-amphibole-garnet alteration veins sheared zone with 3-5% arsenopyrite-pyrite-pyrrhotite, QFP.
	657.8	659.8	2.00	9.37	Intermediate cinders tuff, 20% feldspar-amphibole-carbonates alteration veins with 1-3% arsenopyrite-pyrrhotite-pyrite.
CE-08-73	560.0	561.0	1.00	1.95	Dacite with 35% feldspar-amphibole-garnet alteration veins sheared with traces pyrite-arsenopyrite-pyrrhotite.
	573.0	575.0	2.00	1.86	Dacite with 35% feldspar-amphibole-garnet alteration veins sheared with traces pyrite-arsenopyrite-pyrrhotite.
	588.0	589.0	1.00	2.13	Dacite with 35% feldspar-amphibole-garnet alteration veins, 1-3% arsenopyrite-pyrite.
CE-08-74	634.0	661.0	27.00	1.07	Dacite with 30% feldspar-amphibole-garnet alteration veins sheared and silicified zone with 1-10% pyrite-arsenopyrite.
Including	638.0	640.0	2.00	3.91	Dacite with 30% feldspar-amphibole-garnet alteration veins sheared and silicified zone with 1-3% pyrite-arsenopyrite.
CE-08-74	677.0	679.0	2.00	1.51	Dacite with 30% feldspar-amphibole-garnet alteration veins sheared and silicified zone with 2-5% pyrite-arsenopyrite.

13.1. Marco Zone drilling results

13.1.1. Section 11+00E

CE-07-70 was aimed to intersect the western extension of the Marco zone at 150 m below surface. From 3,0 to 182,7 m we cut a mix package of andesite, felsic volcanics and lapilli tuffs. Then, from 182,7 to 244,5 m we cut the same felsic volcanics ans tuffs but with numerous metric scale shear zones and some strong fracturation. 25% pyrite is found over 7 cm at 182,97. Finally, from 244,35 to 276,0 we cut andesite and intermediate cristal and cinders tuffs.

Few gold values were obtained in this hole. One is associated with a foliated andesite with 2% pyrrhotite-pyrite-chalcopyrite and returned 1,17 g/t Au over 1,0 m at 163,0 m. Another intersection grading 1,27 g/t Au was cut at 247,0 m in a sheared andesite with calcite alteration.

None of these intersection could be directly related to the Marco zone. The the rock package is the same but deformation /alteration seems to be shifted or weaker.

13.1.2. Section 13+00E

CE-08-68 was aimed to intersect the western extension of the Marco zone at shallow depth. From 4,2 to 148,35 m the hole cut a package of intermediate and mafic tuffs interlayered by foliated basalt from 74,6 to 134,1 m. From 148,35 to 176,45 the dacite hoosting Marco zone was cut. It is made up dacite with 10 % feldspar-amphibole-tourmaline -garnet alteration zone with locally metric zones with up to 5 % pyrite-pyrrhotite.

No gold intercept is directly associated with the dacite unit but zone with 3,81 g/t Au over 2,0 was cut at 58,0 m in an intermediate tuff with 3-5 % pyrite –pyrrhotite.

13.1.3. Section 15+00E

Two drill holes were drilled on this section and both were sucessfull to cut the Marco zone. Holes CE-07-55 and CE-07-65 cut essentially the same statigraphic sequence even if there is some incoherency between some rock description. This may be due to variable alteration and shearing affecting the rocks. From north to south it consists of basalts, massive and pillowed, with some gabbro and QFP. These rocks are followed by a package of intermediate to felsic tuffs including the felsic volcanic rock related to the Marco zone ("dacite"). There, the felsic volcanics are strongly silicified and sheared with up to 20 % feldspar-amphibole-garnet alteration veins. Mineralization consists in 3 to 5 % ryrite-pyrrhotite-arsenopyrite.

CE-07-55 cuts Marco zone rocks at 120 m below surface from 125,9 m to 169,7 m. Best intercepts are: 1,37 g/t Au over 1,0 m at 158,4 m, 1,17 g/t Au over 1,0 m at 166,3 m and 0,65 g/t over 2,4 m at 166,3 m.

CE-07-65 cuts Marco zone rocks at 205 m below surface from 247,5 m to 292,5 m. Best intercepts are: 3,19 g/t Au over 2,0 m at 284,0 m and 2,5 g/t over 1,0 m at 289,0 m.

13.1.4. Section 16+50E

Two drill holes were drilled on this section and both cut the Marco altered zone but with limited gold intersections. Holes CE-07-56 and CE-08-69 cut essentially the typical statigraphic sequence of the Marco area. From north to south it consists of basalts locally sheared and silicified followed by a package of intermediate to felsic tuffs, cinders tuffs and lapilli tuffs. The felsic volcanic rock related to the Marco zone is here described as a lapilli tuff and is located 100 to 200 m south of the basalt/tuff package contact. In both holes the Marco zone rocks are described as a silicified intermediate lapilli tuff with 10-25 % feldspar-amphibole-garnet alteration veins with 1 to 5 % pyrite-arsenopyrite-pyrrhotite mineralization. Mineralization and gold grade are always associated with increase of shearing and silicification.

CE-07-56 cuts Marco zone rocks at 170 m below surface from 206,2 m to 258,8 m. Best intercept is: 2,91 g/t Au over 1,0 m at 232,5 m. Few other gold intersection of 1 g/t over 1,0 were cut in basalt and tuff but they can't linked to the Marco zone.

CE-08-69 cuts Marco zone rocks at 400 m below surface from 434,4 to 495,2 m. Best intercept is: 2,12 g/t Au over 3,0 m at 464,0 m.

13.1.5. Section 18+00E

Two drill holes were aimed to intersect the extension of the Marco zone at depth under the intersection of the hole CE-06-47 (10,23, g/t Au over 1,0 m, 5,97 g/t Au over 1,0 m, 4,84 g/t Au over 1,0 m and 3,85 g/t Au over 2,8 m). Holes CE-07-62 and CE-08-71 cut essentially the typical statigraphic sequence of the Marco area. From north to south it consists of basalts locally sheared and silicified with few gabbro, QFP and ultramafic dykes followed by a package of intermediate to felsic tuffs, cinders tuffs and lapilli tuffs. The felsic volcanic rock related to the Marco zone is here described as a felsic volcanic rock is located about 200 m south of the basalt/tuff package contact. In both holes the Marco zone rocks are described as a silicified felsic to intermediate volcanic rock with up to 30 % feldspar-amphibole-garnet alteration veins with 1 to 15 % pyrite-arsenopyrite-pyrrhotite mineralization. Mineralization and gold grade are always associated with increase of shearing and silicification. Here, the gold occurences become widespread in the Marco rocks.

CE-07-62 cuts Marco zone rocks at 380 m below surface from 394,3 m to 478,5 m. Best intercepts are: 2,06 g/t Au over 1,0 m at 401,9 m, 4,35 g/t Au over 1,0 m at 415,0 m, 1,27 g/t Au over 1,0 m at 433,9 m and 3,78 g/t over 7,1 m at 471,5 m.

CE-08-71 cuts Marco zone rocks at 500 m below surface from 543,7 to 646,5 m. Best intercepts are: 4,63 g/t Au over 2,0 m at 543,7 m, 1,97 g/l Au over 4,0 m and 3,54 g/t Au over 3,0 m at 643,0 m.

13.1.6. Section 19+00E

CE-07-63 was aimed to intersect the extension of the Marco zone at about 400m of vertical depth. It undercut by 80 to 100m the gold intersection of the hole CE-06-53B (4,78 g/t over 5,0 m and 2,47 g/t Au over 2,0 m) Again, this hole cut essentially the typical statigraphic sequence of the Marco area. From north to south it consists of basalts locally sheared and silicified with few gabbro, QFP and ultramafic dykes followed by a package of intermediate to felsic tuffs, cristal tuffs and lapilli tuffs. The volcanic rock related to the Marco zone (440,2 m to 543,7 m) is here described as a silicified intermediate volcanic rock and is located about 200 m south of the basalt/tuff package contact. The rock shws 20 % feldspar-amphibole-garnet alteration veins with 1 to 10 % pyrite-arsenopyrite-pyrrhotite mineralization. Mineralization and gold grade are always associated with increase of shearing and silicification. Here, the gold occurences are consistents in two main zones and few other anomalous area.

Best results are 3,43 g/t Au over 6,0 m at 461,0 m, 1,04 g/t Au over 5,0 m at 476,0 m and 2,82 g/t Au over 7,0 m at 534,0 m. One gold speck was reported at 463,75 m.

13.1.7. Section 19+50E

CE-08-72 was aimed to intersect the extension of the Marco zone at about 500m of vertical depth. Again, this hole went thru essentially the typical statigraphic sequence of the Marco area. From north to south it consists of basalts locally sheared and silicified with foliated gabbro and tuff followed by a package of intermediate to felsic tuffs, cristal tuffs and lapilli tuffs. The volcanic rock related to the Marco zone (532,1 m to 640,7 m) is here described as a silicified felsic to intermediate volcanic rock and is located about 140 m south of the basalt/tuff package contact. The Marco zone is marked by 30 % feldspar-amphibole-garnet alteration veins with 1 to 10 % pyrite-arsenopyrite-pyrrhotite mineralization. Mineralization and gold grade are always associated with increase of shearing and silicification. Here, the gold occurences are within the Marco zone and in a sector 17 m downhole from the lower contact of the zone.

Best results are 0,88 g/t Au over 6,0 m at 595,0 m, 1,67 g/t Au over 5,0 m at 608,0 m and 9,37 g/t Au over 2,0 m at 657,8 m.

13.1.8. Section 20+50E

CE-07-64 was aimed to intersect the extension of the Marco zone at about 450m below surface. Once again, this hole cut essentially the typical statigraphic sequence of the Marco area. From north to south it consists of basalts locally sheared and silicified with gabbro, QFP, and dioritic and ultramafic dykes followed by a package of intermediate to felsic cristal tuffs and lapilli tuffs with few QFP dykes. The volcanic rock package related to the Marco zone (408,5 to 531,7 m) is here located about 180 m south of the basalt/tuff contact. The Marco zone rocks are described as a silicified intermediate volcanic rock with 30 % feldspar-amphibole-garnet alteration veins with 2 to 10 % pyrite-arsenopyrite-pyrrhotite mineralization. As always, mineralization and gold grade are always associated with increase of shearing and silicification.

Best result is 3,48 g/t Au over 3,0 m at 490,0 m and is associated with the highest sulfide content.

13.1.9. Sections 24+00E, 25+00E and 26+00E

Three holes were drilled to test the gap at shallow depth between section 23E and 27E. Holes CE-07-57, CE-07-58 and CE-07-59 were drilled on sections 24E, 25E and 26E respectively. All these hole were cut from north to south the typical statigraphic sequence of the Marco area. The holes cut initially the basaltic package with local minor shear, QFP and rare mineralization. Then, they cut the tuff package. The Marco alteration package was cut in the three holes, but lies at around 100 m south of the contact, closer than in the deeper holes. The zone itself is described as a silicified intermediate volcanic rock with up to 30 % feldspar-amphibole-garnet alteration veins with 1 to 10 % pyrite-arsenopyrite-pyrrhotite mineralization. Mineralization and gold grade are always associated with increase of shearing and silicification.

CE-07-57 cuts Marco zone rocks at 120 m below surface from 102,5 m to 159,7 m. Best intercept is: 1,06 g/t Au over 3,0 m at 158,0 m.

CE-07-58 cuts Marco zone rocks at 100 m below surface from 93,1 to 126,8 m. No significant value.

CE-07-59 cuts Marco zone rocks at 135 m below surface from 165,6 m to 183,3 m. Best intercept is: 2,05 g/t Au over 3,1 m at 172,0 m.

13.1.10. Section 26+50E

CE-08-74 was aimed to intersect the deep extension of the Marco zone at about 550m below surface. It is the deepest hole done up to now on the project. Most of the hole is in the tuffaceous package wich consists in mafic to felsic cinders, cristals and lapilli tuffs. These are interlayered by few basaltic flows. The Marco horizon is here 80 m thick (608,5 m to 689,5 m) and is describe as a "dacite" with 30% feldspar-amphibole-garnet alteration veins. Shearing and silicification are ubiquitous and associated mineralization is 1 to 7 % arsenopyrite and pyrite. It is one of the best developped Marco zone found by drilling.

Best result is 1,07 g/t Au over 27,0 m at 634,0 m including 3,91 g/t Au over 2,0 m at 638,0 m.

13.1.11. Section 27+25E

Two drill holes were aimed to intersect the extension of the Marco zone at depth under the intersection of the hole CE-04-32 (2,14 g/t Au over 25,3 m). Holes CE-07-60B and CE-08-73 cut essentially an alternance of basalt and various facies of tuffs. Tuffs are dominant in volume and consist in intermediate to felsic cinders, cristals and lapilli tuffs. The host rock related to the Marco zone is here described as a felsic to intermediate silicified volcanic rock with up to 30 % feldspar-amphibole-garnet alteration veins with 1 to 10 % pyrite-arsenopyrite-pyrrhotite mineralization. Mineralization and gold grade are always associated with increase of shearing and silicification.

CE-07-60B cuts Marco zone rocks at 340 m below surface from 384,0 m to 441,5 m. Best intercepts are: 2,02 g/t Au over 4,0 m at 408,0 m, 2,85 g/t over 2,05 m at 439,5 m plus 7 different intersections of around 1,5 g/t Au over 1,0 m. all over the altered zone.

CE-08-73 cuts Marco zone rocks at 470 m below surface from 551,0 to 617,5 m. Best intercepts are: 1,95 g/t Au over 1,0 m at 560,0 m, 1,86 g/t Au over 2,0 m at 573,0 m, and 2,13 g/t Au over 1,0 m at 588,0 m.

13.1.12. Section 28+50E

CE-07-61 was aimed to intersect the eastern extension of the Marco zone at 270 m below surface. This hole cuts from north to south basalt flows with minor tuff followed by a thick package of intermediate tuff. The Marco host rocks are defined as "dacite" and occur from 306 m to 364 m. The rocks contain 30 % feldspar-amphibole-garnet alteration veins. Silicification and shearing are associated with up to 5 % pyrite-arsenopyrite-pyrhotite.

Best results are 2,83 g/t Au over 2,0 m at 310,0 m, 3,74 g/t Au over 2,0 m at 319,0 m and 4,77 g/t Au over 1,0 m at 350,0 m. One gold speck was reported at 326 m.

13.2. Eade Area drilling results

13.2.1. Eade-5 drilling

In 2007, one drill hole was made at Eade-5 area. This hole (CE5-07-67) was drilled under the main surface showing (3,08 g/t Au over 1,0 m) on a coincident Induced Polarization anomaly. Most of the hole is made up wacke and gneissic basalt. The hole returned 0,69 g/t Au over 1,0 m in a sheared and chloritic diorite dyke with veinlets of sphalerite and galena. This dyke is associated with a thin ultramafic unit and occurs in the wacke unit few meters from the contact with the basalt sequence

13.2.2. Eade-Till drilling

In 2007, one hole was drilled as a follow up of a 113 gold grains in a till sample. This hole (CET-07-66) targeted an Induced Polarisation anomaly up-ice from anomalous till samples. Only slight anomalous gold was found in an arkose. Source of the gold in the anomalous till is not found yet.

ITEM 14 SAMPLING METHODS AND APPROACH

Rock samples collected during the 2006-2007 drilling program were sent for quantitative elemental concentration assay to Laboratoire Expert Inc., Rouyn-Noranda (Québec) and Activation Laboratories Ltd, Ancaster (Ontario). Samples have been collected at depth by drilling.

After logging of the hole by the geologist, most the core was split by a technician in two longitudinal halves with an hydraulic core splitter. The lenth of the samples choosen by the geologist is generally 1 m but may vary from 0,5 to 1,5 m to follow rock type or mineralization.

All samples halves were then placed in individual bags with their appropriate tag number and the bags were sealed with fibreglass tape. Individual bagged samples were then placed in shipping bags. The remaining halves of core are stored in core boxes at the camp site for future reference. The author is not aware of any sampling or recovery factors that would impact the reliability of the samples.

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

15.1. Sample security, storage and shipment

Samples were collected and processed by the personnel of Geonordic Technical Services. They were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. Bags remained sealed until the Laboratoire Expert Inc. (Rouyn-Noranda, Québec) opened them.

All samples were initially stored at the campsite. Samples were not secured in locked facilities, this precaution deemed unnecessary due to the remote location of the camp. Samples were then shipped by airplane to Cargair then loaded on pick-up truck for transport to Rouyn-Noranda where the Geonordic Technical Services personnel delivered them to the Laboratoire Expert Inc. sample preparation facility.

15.2. Sample preparation and assay procedures

After logging in, the samples were crushed in their entirety at the Laboratoire Expert Inc. preparation laboratory in Rouyn-Noranda to >70% passing 2 mm. A 200 to 250-g sub-sample was obtained after splitting the finer material (<2 mm). The split portion derived from the crushing process is pulverized using a ring mill to >85% passing 75 µm (200 mesh). From each such pulp, a 100-g sub-sample was obtained for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. Most of the sample were analysed for gold only by fire assay using 30 grams of pulp, with a detection limit of 5ppb. All values over 500ppb were re-assayed by fire assay and gravimetric finish.

ITEM 16 DATA VERIFICATION

Since 2004 Virginia has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration works. This program includes the addition of blank samples and certified standards to every 50 samples series sent for analysis. Blank sample are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy.

Neither contamination nor analytical accuracy problem have been detected in the assays performed on the samples of the Corvet Est property in 2007-2008.

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE, MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSIONS

The Corvet Est property is made up of a volcanosedimentary belt thrusted over the Laguiche Group (migmatized paragneiss). The belt is generally composed of basalt and wacke with minor iron formations, ultramafic dykes and conglomerate. The exception is in the area south-east of Lac à la Corvette where we have an important quantity of felsic to intermediate tuffs and flows. It is also there that the two main auriferous zones, Marco and Contact are located.

21.1. Marco zone

The Marco zone has been followed on outcrops, trenches and by drill holes over a length of 2 km, with a true width of 1.8 to 40 m with grades from 1 to 10 g/t Au. It is located within a broader unit described as a "dacite" in the eastern part where the composition is more felsic, and as an intermediate volcanic in the western part where lapillis tuff texture are sometimes preserved.

They possibly have the same protolith but the eastern part shows a higher level of deformation and silicification. The intermediate/dacite rock is affected by an extensive vein-type alteration composed of microcline, amphibole, garnet and carbonate which is generally barren. The mineralization is restricted to thinner silicified and highly deformed zones who have a bleached aspect. It is composed of disseminated arsenopyrite, pyrite and pyrrhotite. The mineralization is clearly re-aligned by the deformation parallel to the S_1 plane and is affected by the P_2 drag folds who produced steep-dipping Z shape folds. Those folds thickened the mineralized zone and may also have favoured the circulation of fluids.

19 diamond drill holes for 7896 m were implanted on the Marco zone in 2007-2008, mostly in its western extension and at depth. So far the auriferous zone has been tested to a vertical depth of 550 m in it's eastern extension and at 500 m in it's central sector. Otherwise, drilling was made only at shallow depth.

In 2008, significant mineralization was found in the deepest hole of the program (CE-08-74) on line 26+50E (1,07 g/t Au over 27,0 m incl 3,91/2,0) in the eastern sector. 650 m west of this intersection, at similar depth, hole CE-08-72 hits 9,37 g/t Au over 2,0 m. No drilling was made between these intersections and 150 m below surface. 200 m further west of hole 72 hole CE-07-62 hits 3,78 g/t over 7,1 m.

Even if the Marco gold system up to now sub-economic, the size of the zone is impressive (2 km long by 550 m deep). This fact and the occurence of some thick good grade intersections (10,1 g/t Au over 5,2 m) indicate the presence of robust, extensive deformation/alteration gold system.

21.2. Contact zone

The Contact zone was drilled only in 2004-2006. The zone is located at the faulted contact between the volcano-sedimentary belt and the migmatized paragneiss of the Laguiche Group. The mineralization is located mostly in mylonitized basalt and oddly in the highly deformed paragneiss. Interesting gold values have been obtained all along this contact, which is exposed for about 5km, but the width is often just about 1m. The best intersection in trench is 6.7g/t Au over 2.0m (TR-CE-03-01). In drilling, the hole CE-04-14 has a wider intersect than usual: 11.8g/t Au over 4.7m (from 89 to 93.7m).

Although the Contact zone is an extensive gold bearing structure, all the works done on it so far have not defined any economical bodies.

21.3. Eade-Till

In 2007, 208 tills samples were collected all over the property. All the significants values, between 24 and 113 grains, came from an area located about 30 km west of Marco main gold zone, this area have been name Eade-Till. All the anomalous till samples lies in a small area of 200m per 500m without outcrop. The best result is 113 grains with 82 of them pristines meaning a proximal source. In 2007, drilling of one hole targeted an Induced Polarisation anomaly up-ice from anomalous till samples. Only slight anomalous gold was found in an arkose. Source of the gold of the anomalous till is not found yet.

21.4. Eade 5

This showing is located in the western part of the property 44 km west of Marco zone. The best result obtained in outcrop is 3.08g/t Au over 1.0m in a silicified wacke with 2-3% arsenopyrite and traces of pyrite. In 2007, drilling of one hole under the main showing on a coincident Induced Polarization anomaly returned 0,69 g/t Au over 1,0 m in a sheared and chloritic diorite dyke with veinlets of sphalerite and galena. This dyke is associated with a thin ultramafic unit and occurs in a wacke unit few meters from it's contact with basaltic sequence.

The discovery of Marco zone, Contact zone , Eade Till (30 km to the West), Eade-5 (44 km to the West) and Virginia's Poste Lemoyne gold deposit are the proof that the major lithological contact between the Laguiche sediment and the La Grande greenstone belt is the site of structural deformation, fluid circulation and gold occurences. This contact is covered by Corvet Est property over 90 km.

ITEM 22 RECOMMENDATIONS

The Marco Zone still has some good potential for an economic gold deposit on the Corvet Est property. Additionnal drilling must be made at depth between sections L20E and L26E, where we got our best thickness and results so far. Lateral extensions of the zone should search with prospection, till sampling and trenching.

The source on gold grains in till at Eade-Till should be look for by more till sampling and prospection.

At Eade-5 some anomalous gold was found in outcrop and by drilling. The area deserves work with trenches, prospection and till sampling.

The major lithological contact between the Laguiche sediment and the La Grande greenstone belt is covered by Corvet Est property over 90 km. So far, only limited exploration was done with some success. This segment deserves more work to find new gold occurences. Prospection, mapping and till sampling should be completed in next field season.

ITEM 23 REFERENCES

Chénard D., 2005 – Lac Eade : Summer 2004 geological reconnaissance. Virginia Gold Mines Inc. 16 pages.

Ciesielski, A., 1984 – Géologie de La Grande Rivière (Chisasibi – LG-3), sous-province de la Baie James, Québec. Geological Survey of Canada, Open File Map 379.

Crevier M., 1979 – Levés géologiques, géochimique et radiométrique, projet 701-1378-41. Société de Développement de la Baie James; GM-38183, 36 pages.

Eade K.E., 1966 – Fort George River and Kaniapiskau River (west half) map-areas, New Québec. Geological Survey of Canada; paper 339, 120 pages.

Gauthier M., Larocque M. and Chartrand F., 1997 – Cadre géologique, style et répartition des minéralisations métalliques du bassin de La Grande Rivière, Territoire de la Baie James. Ministère des Ressources naturelles; MB 97-30, 65 pages.

Gleeson C.F., 1975 – Report on Lake Sediments Geochemical Survey – 1975 Areas "A" and "B". Société de Développement de la Baie James.

Hocq M., 1985 – Géologie de la région des lacs Campan et Cadieux, territoire du Nouveau-Québec. Ministère de l'Énergie et des Ressources; ET 83-05, 178 pages.

Larose P.Y., 1978 – Projet : Vérification d'anomalies géochimiques Permis SDBJ # 3. Société de Développement de la Baie James.

Mouge P., Paul R., 2005 – Levé de gradiométrie magnétique héliportée «Helimager» sur la propriété du Lac Eade (Baie James, Québec, Canada). 13 pages.

Oswald R., 2004 – Technical report and recommendations, 2003 work campaign and winter 2004 drilling program, Corvet Est property, Quebec. Virginia Gold Mines Inc.

Perry C., 2005 – Technical report and recommendations, summer-autumn 2004 exploration program, Corvet Est property, Quebec. Virginia Gold Mines Inc. 32 pages.

Perry C., 2006 – Technical Report on Summer 2005 Reconnaissance and Drilling Program, Corvet Est and Lac Eade Projects, Québec. Virginia Gold Mines Inc. 28 pages.

Perry C., 2007 – Technical Report on Summer 2006 Reconnaissance and Drilling Program, Corvet Est Project, Québec. Virginia Gold Mines Inc. 38 pages.

Otis M., 1975 – Projet de géochimie de lacs (lacVillage). Société de Développement de la Baie James.

St-Hilaire C., 1998 – Levé électromagnétique et magnétique héliporté, Bloc lac Corvet Est, Région de La Grande Rivière, 19 pages.

Savard M., 2004 – Propriété Corvet Est, ''Sao Porphyry'', Note de service octobre 2004. Mines d'Or Virginia, 3 pages.

Sharma K.N.M., 1977a – Région de la Grande Rivière. Ministère des Richesses Naturelles; RG-184, 75 pages.

Sharma K.N.M., 1977b – La Grande Rivière area (projet 1976 project). Ministère des Richesses naturelles; DPV-493, 18 pages.

Sharma K.N.M., 1978 – La Grande Rivière area (projet 1977 project). Ministère des Richesses naturelles; DPV-558, 32 pages.

Sharma K.N.M., 1996 – Légende générale de la carte géologique. Ministère des Richesses naturelles, Sigéom; MB-96-28, 89 pages.

Simoneau P., Tsimbalanga S., 2004 – Levé de magnétométrie et de polarisation provoquée effectués sur la Propriété Corvet Est, région de La Grande-4, SNRC 33H/05. Géosig Inc, 8 pages.

Tsimbalanga S., 2004 – Levé de magnétométrie et de polarisation provoquée effectués sur la Propriété Corvet Est, région de La Grande-4, SNRC 33H/05. Géosig Inc, 9 pages.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, Jean-François Ouellette, reside at 1112 Rg 9-10 Est, Bellecombe (Québec), J0Z 1K0, and hereby certify that:

I am currently president and senior geologist of Services Techniques Geonordic Inc. (STG), 1045 ave. Larivière, C.P. 187, Rouyn-Noranda (Québec), J9X 5C3.

I graduated from the Université du Québec à Montréal with a B.Sc. in Geology in 1987.

I have been working as a professional geologist in exploration since 1987.

I am a Professional in Geology and registered member of the *Ordre des Géologues du Québec*, permit number 222.

I am a Qualified Person with respect to the Corvet Est in accordance with section 1.2 of National Instrument 43-101.

I am involved in the Corvet Est project on a daily basis; I visited the property on a monthly basis.

I have supervised all exploration work on the project since its inception. I supervised the preparation and edited all maps of this report utilizing proprietary exploration data generated by STG for Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.

I am not aware of any missing information or changes, which would cause this report to be misleading.

I do not fulfil the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer, being part of the stock option plan of Virginia Mines Inc.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with its specifications and terminology.

Dated in Rouyn-Noranda, Qc, this 22th day of May 2008.

Jean-François Ouellette, B.Sc., P. Geo.

ITEM 26 ILLUSTRATIONS TABLES, FIGURES, APPENDICES AND MAPS

Available upon request at :
Virginia Mines Inc.
200-116 St-Pierre Street
Québec, QC G1K 4A7
Canada

(800) 476-1853
www.virginia.qc.ca
mines@virginia.qc.ca